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03013660

STATES
HANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
MAR 0 4 2003
558

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50325

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RP& C INTERNATIONAL (SECURITIES) INC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

565 FIFTH AVENUE, 22ND FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10017-2413 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NIGEL LOVETT 212 972 7008
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HALL KISTLER & COMPANY LLP
(Name – *if individual, state last, first, middle name*)

220 MARKET AVENUE, SOUTH, SUITE 700, CANTON OHIO 44702
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 2 1 2003

OATH OR AFFIRMATION

I, David Patrick Quint, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RP&C International (Securities) Inc, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAVID P. [illegible], Attorney
NOTARY [illegible]
My commission [illegible] date.
Section [illegible]

[signature]
Signature

VICE PRESIDENT
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of ~~Changes in Financial Condition~~. Cash Flow
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS

RP&C INTERNATIONAL (SECURITIES) INC.
NEW YORK, NEW YORK

December 31, 2002

CONTENTS

HALL, KISTLER & COMPANY LLP
CONSULTANTS AND CERTIFIED PUBLIC ACCOUNTANTS

sound ideas. solid answers.

220 MARKET AVENUE, SOUTH, SUITE 700
CANTON, OHIO 44702

PHONE 330.453.7633
FAX 330.453.9366

INDEPENDENT AUDITOR'S REPORT

Board of Directors
RP&C International (Securities) Inc.
New York, New York

We have audited the accompanying statement of financial condition of RP&C International (Securities) Inc. as of December 31, 2002, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RP&C International (Securities) Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hall, Kistler & Company LLP

HALL, KISTLER & COMPANY LLP

Canton, Ohio
February 25, 2003

STATEMENT OF FINANCIAL CONDITION

RP&C INTERNATIONAL (SECURITIES) INC.

December 31, 2002

ASSETS

Cash	$	79,759
Accounts receivable:		
RP&C International, Inc.		227,255
Organization costs – net of $13,420 accumulated amortization		6,000
	$	313,014

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accounts payable:		
Trade	$	3,000
		3,000
SHAREHOLDER'S EQUITY		
Capital stock:		
Common, $1 par value:		
1,000 shares authorized, 1 share issued and outstanding		1
Additional paid-in capital		184,999
Retained earnings		125,014
		310,014
	$	313,014

See notes to financial statements.

STATEMENT OF INCOME

RP&C INTERNATIONAL (SECURITIES) INC.

For the year ended December 31, 2002

REVENUES		
Investment advisory fees	$	185,000
Miscellaneous income		18,000
Interest		981
		203,981
EXPENSES		
Administrative expenses		88,000
Legal fees		5,610
FINOP fees		18,000
Accounting and auditing		1,900
NASD membership costs		872
Conferences and training		500
Miscellaneous		34
		114,916
INCOME BEFORE INCOME TAX		89,065
Income tax - current		13,300
NET INCOME	$	75,765

See notes to financial statements.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

RP&C INTERNATIONAL (SECURITIES) INC.

For the year ended December 31, 2002

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL SHAREHOLDERS' EQUITY
Balance at January 1, 2001	$ 1	$ 184,999	$ 49,249	$ 234,249
Net income	-	-	75,765	75,765
Balance at December 31, 2002	$ 1	$ 184,999	$ 125,014	$ 310,014

See notes to financial statements.

STATEMENT OF CASH FLOWS

RP&C INTERNATIONAL (SECURITIES) INC.

For the year ended December 31, 2002

Cash flows from operating activities:		
Net income	$	75,765
Changes in assets and liabilities:		
(Increase) in accounts receivable		(72,218)
(Decrease) in accrued expenses		(500)
Net cash provided by operating activities		3,047
Net increase in cash		3,047
Cash at beginning of year		76,712
Cash at end of year	$	79,759

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

RP&C INTERNATIONAL (SECURITIES) INC.

December 31, 2002

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

RP&C International (Securities) Inc. (the "Company") is a registered broker/dealer in New York and is a member of the National Association of Securities Dealers (NASD). The Company is a wholly-owned subsidiary of RP&C International, Inc. ("RP&C, Inc."). The Company receives income related to private placements of securities to U.S. investors. It also provides investment banking and advisory services.

NOTE B - ACCOUNTING POLICIES

The Company uses the accrual method of accounting.

The Company considers all highly liquid investments with maturities of three months or less at the date of acquisition to be cash equivalents.

Organization costs consist of legal and other fees incurred in drafting and formation of documents such as bylaws and articles of incorporation. Amortization was computed using the straight-line method over a five-year period.

Membership in the NASD is carried at cost. Management accesses impairment from time to time, and no write-down was necessary as of December 31, 2002.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

The Company and RP&C, Inc. file a consolidated Federal income tax return. Federal income tax expense is calculated utilizing the current enacted tax rate of RP&C, Inc. (15%). The Company records its share of the consolidated income tax expense (benefit) and that amount is either remitted to or received from RP&C, Inc.

NOTE C - TRANSACTIONS WITH RELATED PARTY

During 2002, RP&C, Inc. was charged $15,000 in investment advisory fees and paid expenses of the Company totaling $29,085. Amounts receivable from RP&C, Inc. as of December 31, 2002 are $227,255, net of $13,300 income tax payable.

NOTE D - MAJOR CUSTOMERS

The Company had commission income from two customers amounting to $120,000 and $50,000, respectively, that comprised 83% of total revenues for the year ended December 31, 2002.

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of $5,000 minimum net capital as a broker who does not carry customers' accounts. The SEC requires that the ratio of the aggregate indebtedness to the net capital shall not exceed 15 to 1. As of December 31, 2002, the Company had net capital, as defined, of $76,759, which was $71,759 in excess of its required net capital of $5,000, and the net capital ratio, as defined, was .039 to 1.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

RP&C INTERNATIONAL (SECURITIES) INC.

December 31, 2002

NET CAPITAL		
Total shareholder's equity qualified for net capital	$	310,014
Deduct nonallowable assets:		
Accounts receivable:		
RP&C International, Inc.		(227,255)
Organization costs – net of $13,420 accumulated amortization		(6,000)
NET CAPITAL	$	76,759
TOTAL AGGREGATE INDEBTEDNESS	$	3,000
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required	$	5,000
Excess net capital at 1,500%	$	71,759
Ratio: Aggregate indebtedness to net capital		.039 to 1

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER SEC RULE 15c3-3

RP&C INTERNATIONAL (SECURITIES) INC.

December 31, 2002

The Company operates under SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule), clearing all transactions on a fully disclosed basis through its clearing firm and therefore does not hold customer funds, safe-keep customer securities or have any customer accounts.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

RP&C INTERNATIONAL (SECURITIES) INC.

December 31, 2002

The Company operates under SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule), clearing all transactions on a fully disclosed basis through its clearing firm and therefore does not hold customer funds, safe-keep customer securities or have any customer accounts.

HALL, KISTLER & COMPANY LLP
CONSULTANTS AND CERTIFIED PUBLIC ACCOUNTANTS

sound ideas. solid answers.

220 MARKET AVENUE, SOUTH, SUITE 700
CANTON, OHIO 44702

PHONE 330.453.7633
FAX 330.453.9366

Board of Directors
RP&C International (Securities) Inc.
New York, New York

In planning and performing our audit of the financial statements of RP&C International (Securities) Inc. for the year ended to December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by RP&C International (Securities) Inc. that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and by rule 15c3-3(e). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment, and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of RP&C International (Securities) Inc. for the year ended December 31, 2002, and this report does not affect our report thereon dated February 25, 2003. The Company has one bookkeeper who signs all checks, makes most deposits, and reconciles the bank account. We believe that the lack of segregation of duties is a material weakness due to the limited number of employees.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management, the Board of Directors, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hall, Kistler & Company LLP

HALL, KISTLER & COMPANY LLP

Canton, Ohio
February 25, 2003

F:\Clients\RPC Securities\internal control structure 2002.doc

HALL, KISTLER & COMPANY LLP
CONSULTANTS AND CERTIFIED PUBLIC ACCOUNTANTS

sound ideas. solid answers.

220 MARKET AVENUE, SOUTH, SUITE 700
CANTON, OHIO 44702

PHONE 330.453.7633
FAX 330.453.9366

Board of Directors
RP&C International (Securities) Inc.
New York, New York

No material differences existed at December 31, 2002 between the audited computation of net capital to the corresponding unaudited computation for RP&C International (Securities) Inc.

Hall, Kistler & Company LLP

HALL, KISTLER & COMPANY LLP

Canton, Ohio
February 25, 2003

F:\Clients\RPC Securities\material differences 2002.doc